VIA EDGAR

June 3, 2015

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc. & Apollo Tactical Income Fund Inc. (Apollo Funds)
Form N-Q for the year ended September 30, 2014 filed on November 21, 2014
Form N-CSR for the year ended December 31, 2014 filed on March 3, 2015
Form N-SAR for the year ended December 31, 2014 filed on February 27, 2015
Investment Company Act File No. 811-22481 & 811-22591

Dear Christina DiAngelo Fettig:

On behalf of the Apollo Senior Floating Rate Fund Inc. (“AFT”) and the Apollo Tactical Income Fund Inc. (“AIF”) (individually, a “Fund”, or collectively, the “Funds”), I am submitting this letter in response to your comments communicated on May 4, 2015 regarding the Funds’ (i) Forms N-Q filed on November 21, 2014, (ii) Forms N-SAR filed on February 27, 2015 and (iii) shareholder report for the year ended December 31, 2014 filed on Forms N-CSR on March 3, 2015.

For your convenience, your comments are presented in summary form below in the order discussed on the call and each comment is followed by our response.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned to them in the Form N-Q, N-SAR or N-CSR filings.

Comments on the September 30, 2014 N-Q

1.)	Reg. S-X 12-12, Footnote 8 Investments in Securities of Unaffiliated Issuers, page 7 of the N-Q Filing
a.	Disclose the aggregate cost of securities for Federal income tax purposes.

Response:   The Funds will include this information in their reports going forward.

Comments on the December 31, 2014 N-SAR

1.)	N-SAR - Report of Independent Registered Public Accounting Firm, Exhibit 77B
a.	The City/State for the independent public accounting firm did not appear on its report on the Funds’ system of internal accounting controls.

Response:   The City/State “New York, NY” was inadvertently omitted from the report on the Funds’ system of internal accounting controls provided by the independent public accounting firm for the December 31, 2014 filing. The Funds will have the independent public accounting firm provide this information going forward.

Comments on the December 31, 2014 N-CSR (“Annual Report”)

1.)	Schedule of Investments (“SOI”)
a.	Per footnote (a) to your SOI, you currently show the weighted average interest rate applicable to a senior loan as of a particular date. Consider providing more disclosure on each loan’s applicable rate (e.g., whether it has an interest rate floor, its LIBOR spread and so on).

Response:   The Funds will include this information in their reports going forward.

b.	With respect to AIF, if the Fund holds CLO equity, disclose an estimate of the average interest yield on those positions.

Response:   As of December 31, 2014, AIF did not hold any CLO equity positions. In the event that AIF does hold CLO equity, the Fund will disclose an estimate of the average interest yield on its positions. (AFT does not currently invest in CLOs.)

c.	For payment-in-kind (“PIK”) securities, consider disclosing the breakdown of cash and PIK interest. If the breakdown of cash and PIK interest is variable, consider disclosing the minimum and maximum PIK levels for the applicable period.

Response:   The Funds will include such disclosure in applicable reports going forward.

d.	For each Fund, consider adding a footnote to the SOI stating that all of the securities have been pledged to secure the credit facility identified in Note 8 to the Financial Statements, as Note 8 states that the Fund has “granted a security interest in substantially all of its assets in the event of default under the credit facility.”

Response:   Going forward, each Fund will add a footnote to its SOI stating the extent to which its securities have been pledged to secure a credit facility identified in Note 8 to the Financial Statements.

2.)	Unfunded Commitments
a.	Do the Funds segregate assets to “cover” unfunded commitments?

Response:   As of December 31, 2014, each Fund held sufficient cash to cover the amount of its unfunded commitments (which are generally immaterial in amount). To the extent the Funds do not hold cash equal to the amount of an unfunded commitment, the Funds will earmark or otherwise segregate liquid assets to cover such amounts.

3.)	Reg. S-X 6-04.15 Commitments and Contingencies
a.	Include a line item for commitments and contingencies in the Funds’ Statements of Assets and Liabilities table.

Response:   The Funds will include this information in their reports going forward. As of December 31, 2014, the Funds did not have any incremental commitments and contingencies to report other than unfunded loan commitments as disclosed on the Statement of Assets and Liabilities and footnote 9.

4.)	Fair Value Measurements, page 29 of the Annual Report.
a.	Please provide more detail for the reasons behind transferring assets into and out of level 3 of the fair value hierarchy. (Currently, the only explanation given is that transfers are due to changes in the quantity and quality of information obtained.)

Response:   The Funds will provide more detail for the reasons behind transferring assets into and out of level 3 going forward.

b.	Please clarify which level of fair value hierarchy a security is moved out of or into.

Response:   The Funds will provide more information to clarify which level of fair value hierarchy a security is moved out of or into going forward.

5.)	Fair Value Measurements, page 30 of the Annual Report.
a.	The column entitled “Weighted Average or Range” in the table on page 30 of the Annual Report has “N/A” listed for all entries. Are there circumstances where you could provide a range? If so, please consider providing that information.

Response:   The Funds are assessing the feasibility of compiling and reporting the requested information and will consider adding disclosure to the Funds’ next Annual Report in response to the Staff’s comment.

*  *  *  *  *  *  *  *   *

Each Fund represents that, with respect to filings made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *  *  *  *  *  *  *

Please do not hesitate to contact me at (914) 467-6526 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ Frank Marra

Frank Marra
Chief Financial Officer and Treasurer of the Funds